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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pace Capital Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__950 Third Avenue - 16th Floor__
(No. and Street)

__New York,__   __NY__   __10017__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Kreindler   (212) 832-2441
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Cornick, Garber & Sandler, LLP__
(Name – if individual, state last, first, middle name)

__825 Third Avenue__   __New York__   __NY__ SEC Mail Processing __10022__
(Address)   (City)   (State)   Sec: (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FEB 2 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Paul Kreindler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Pace Capital Corp._____ , as

of ___December 31,_____ , 20_08___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____

_____ Signature

_____
PRESIDENT
Title

_____
Notary Public

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure

[x] (p) Statement of Cash Flows

PACE CAPITAL CORP.

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2008

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

PACE CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2008

INDEX

Independent Auditors' Report

Board of Directors
Pace Capital Corp.

We have audited the accompanying statement of financial condition of PACE CAPITAL CORP. as at December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pace Capital Corp. as at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2009

-2-

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2008

ASSETS

Cash	$	42,711
Prepaid expenses		840
TOTAL	$	43,551

LIABILITIES

Accrued expenses	$	3,240

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	5,000
Additional paid-in capital	24,000
Retained earnings	11,311
Total stockholder's equity	40,311
TOTAL $	43,551

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Commission income		$ 9,411
Administrative service income		16,000
Total revenues		25,411
Expenses:		
Commission expense	$ 18,000	
Dues and fees	1,060	
Accounting	2,400	
Insurance expense	330	
Office expense	30	21,820
Income before income taxes		3,591
Income taxes		1,050
NET INCOME		$ 2,541

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2008	10	$ 5,000	$ 24,000	$ 8,770	$ 37,770
Net income				2,541	2,541
Balance - December 31, 2008	10	$ 5,000	$ 24,000	$ 11,311	$ 40,311

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:

Net income	$ 2,541
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net decrease in prepaid expenses	260
Net decrease in accrued expenses	(182)
Total adjustments	78
Net cash provided by operating activities - NET INCREASE IN CASH	2,619
Cash - January 1, 2008	40,092
CASH - DECEMBER 31, 2008	$ 42,711

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to five mutual fund organizations. The Company has agreements to provide administrative support services to three registered representatives for fees aggregating $1,500 a month. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital less deductions for nonallowable assets, of $39,471, which was $34,471 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2008.

NOTE C - Commission Income

Three funds accounted for 94% of commission income in 2008, with the largest fund accounting for 50% of the total.

(Continued)

-7-

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE D - Income Taxes

The provision for income taxes is comprised of federal income tax of $450 and state and local minimum income taxes of $600.

NOTE E - Commission Expense

The commission expense for the year ended December 31, 2008 was paid to an officer and shareholder of the Company's parent.

PACE CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2008

Net Capital:

Capital stock	$ 5,000
Additional paid-in capital	24,000
Retained earnings	11,311
Total stockholder's equity qualified for net capital and total capital	40,311
Deductions (nonallowable assets)	(840)
Net capital	39,471
Minimum net capital required	5,000
Excess net capital	**$ 34,471**

Capital Ratio:

Aggregate indebtedness to net capital	.08 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

No reconciliation required

SCHEDULE 2

PACE CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2008

The Company does not carry any customer accounts and is
exempt from Securities and Exchange Rule 15c-3-3 under
paragraph (k)(2)(i).

To the Members of
Pace Capital Corp.
950 Third Avenue
New York, New York 10022

In planning and performing our audit of the financial statements and supplemental schedule of Pace Capital Corp. (the Company) for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
Pace Capital Corp.

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report its intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2009